UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 19, 2018

Commission File Number:  000-50492

CORDOVACANN CORP.
(Translation of registrant's name into English)

333 Bay Street, Suite 1700,
Toronto, Ontario M5H 2R2, Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Events

LiveReel Media Corporation changed its name to CordovaCann Corp. (the “Company” or “CordovaCann”) on January 3, 2018. On January 19, 2018, the Company issued a press release announcing that, effective January 22, 2018, the Company would commence trading on the OTCQB under its new name. The Company’s common shares will continue to trade under the symbol “LVRLF” on the OTCQB. Furthermore, the CUSIP and ISIN numbers assigned to the Company’s common shares under its new name are 21864T107 and CA21864T1075, respectively.

A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On January 22, 2018, the Company issued a press release announcing that its wholly-owned subsidiary has entered into a license agreement with a Colorado-based corporation to grant a limited, non-exclusive license to certain technology, standard operating procedures and other intellectual property.

A copy of such press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Press Release dated January 19, 2018 from CordovaCann Corp.

99.2	Press Release dated January 22, 2018 from CordovaCann Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORDOVACANN CORP.

Date: January 25, 2018	By:	/s/ Ashish Kapoor
Ashish Kapoor
Chief Financial Officer